EXHIBIT 4.12

English Summary of the Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda., Oxiteno Nordeste S/A Indústria e Comércio, Tequimar – Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008.

Preamble

The agreement sets forth the terms and conditions of the R$1,187,295,000 revolving line of credit BNDES opened for Ultrapar Participações S/A (“Ultrapar”) and its subsidiaries, including Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda., Oxiteno Nordeste S/A Indústria e Comércio, Tequimar – Terminal Químico de Aratu S/A and Tropical Transportes Ipiranga Ltda. (each of them a “Borrower”). The loans provided under the agreement may originate from funds raised in foreign or domestic currency.

Each Borrower may withdraw funds under the agreement in parcels of R$1 million or more. For each loan, Ultrapar shall act as guarantor and shall be responsible for the method in which the borrowed funds are distributed among its subsidiaries.

Use of Loans

Withdrawn funds may be used for the following purposes: (a) the installation, expansion or modernization of fixed assets, (b) the acquisition of new equipment and machinery produced in Brazil, (c) engineering studies and projects related to the installation and expansion of fixed assets, (d) initiation of quality and productivity (and other similar) projects, (e) working capital exclusively associated with investments for the installation or expansion of fixed assets, (f) projects or programs for social investment or (g) environmental investments. Such loans may not be used for projects that will have a significant economic and financial impact on the Borrower and that may affect its long term strategy.

Interest

The interest rate on the current outstanding principal due shall be calculated on a daily basis. Interest shall be paid quarterly before principal amortization and monthly when principal payments are made. The loan shall bear an interest equivalent to the long term interest rate (TJLP) plus a percentage over the TJLP.

Other Fees

In addition to interest and principal payments, the Borrower shall be required to reimburse BNDES for any income tax it must pay with respect to funds raised by BNDES in a foreign currency.

All outstanding amounts borrowed in foreign currency through the agreement shall be adjusted daily to reflect exchange rate variations of the real against such foreign currency using different foreign exchange indexes depending on the type of credit line granted .

Term, Method of Payment and Separate Agreements

The term and amounts of each line of credit to be executed under the agreement shall be established in separate agreements. However, in no case may such term exceed 120 months and all payments of principal need to be made on a monthly basis after the grace period (if any) ends. In addition, the separate agreements need to specify the main terms and conditions of the loan, including, but not limited to, the purpose of the loan, and the execution of such agreements will be conditioned on compliance with the law and submission of relevant documentation by the Borrower.

The terms and conditions for credits in local currency withdrawn from certain federal funds may change if amendments are made to the laws governing such funds.

In the event BNDES is required to use judicial means to recover any outstanding credits (including other charges), an additional 10% fee shall be imposed on such amounts in addition to all fees associated with the judicial proceeding.

Borrower Obligations

Each Borrower is required to comply with Brazilian law applicable to loans made by BNDES (Disposições Aplicáveis aos Contratos do BNDES). In addition, each Borrower agrees, among other things, to (a) use the line of credit within five years, (b) use funds for the agreed upon purposes, (c) offer training courses (and other reallocation services) to employees terminated during the time of the loan, (d) adopt policies and procedures to avoid damaging the environment, (e) comply with applicable law, (f) refrain from granting any security interests in real estate to other creditors without providing the same interest to BNDES, (g) notifiy BNDES of any judicial, administrative or similar liens imposed on it and (h) provide BNDES security interests in its assets corresponding to 130% of any outstanding loan in the event Ultrapar does not meet the required financial ratio covenants.

Ultrapar Obligations

Ultrapar is required, among other things, to: (a) notify BNDES of any change of ownership or restructuring of it or its subsidiaries, except if it occurs involves companies of the same group (b) refrain from changing it or any Borrower’s organizational documents which would prevent its growth or limit its ability to meet its financial obligations to BNDES, (c) refrain from actions that would damage or alter the economic-financial equilibrium of the Borrowers, and (d) take all necessary actions to guarantee that the Borrower will use the credit as provided in the credit agreement and (e) maintain certain liquidity and capitalization financial ratios.

Early Repayment

In the event any Borrower makes any early repayment of an outstanding loan in foreign currency, the Borrower shall repay loans denominated in reais on a proportional basis.

Acceleration Provisions

Any current amounts outstanding shall become due immediately upon the occurrence of the following events: (a) failure to comply with the terminated employee retraining requirements, (b) the existence of a judicial order for any racial or gender discrimination, or use of child or slave labor, (c) failure to comply with any covenants in the agreement or (d) if any employee become certain elected officials.

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